CUSIP No. 72811G102                                           Page 1 of 16 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 PlayCore, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                 --------------
                         (Title of Class of Securities)

                                    72811G102
                                   -----------
                                 (CUSIP Number)

David S. Evans, 190 South LaSalle St., Suite 2830, Chicago, IL 60603, (312) 795-6300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 13, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                      Page 2 of 16 Pages
---------------------------------                         ----------------------

================================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GreenGrass Holdings
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                   Not applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Delaware
--------------------------------------------------------------------------------
        NUMBER OF         7      SOLE VOTING POWER

          SHARES                       0

       BENEFICIALLY   ----------------------------------------------------------
                          8      SHARED VOTING POWER
         OWNED BY
                                       6,772,655
           EACH
                      ----------------------------------------------------------
        REPORTING         9      SOLE DISPOSITIVE POWER

          PERSON                       0

           WITH       ----------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                       6,772,655

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,772,655

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            72.1%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                      Page 3 of 16 Pages
---------------------------------                         ----------------------

================================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GreenGrass Capital LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                   Not applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Delaware
--------------------------------------------------------------------------------
        NUMBER OF         7      SOLE VOTING POWER

          SHARES                       0

       BENEFICIALLY   ----------------------------------------------------------
                          8      SHARED VOTING POWER
         OWNED BY
                                       6,772,655
           EACH
                      ----------------------------------------------------------
        REPORTING         9      SOLE DISPOSITIVE POWER

          PERSON                       0

           WITH       ----------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                       6,772,655

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,772,655

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            72.1%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            OO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                      Page 4 of 16 Pages
---------------------------------                         ----------------------

================================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GreenGrass Management LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                   Not applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Delaware
--------------------------------------------------------------------------------
        NUMBER OF         7      SOLE VOTING POWER

          SHARES                       0

       BENEFICIALLY   ----------------------------------------------------------
                          8      SHARED VOTING POWER
         OWNED BY
                                       See Item 5
           EACH
                      ----------------------------------------------------------
        REPORTING         9      SOLE DISPOSITIVE POWER

          PERSON                       0

           WITH       ----------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                       See Item 5

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            OO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                      Page 5 of 16 Pages
---------------------------------                         ----------------------

================================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GreenGrass Capital II LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                   Not applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Delaware
--------------------------------------------------------------------------------
        NUMBER OF         7      SOLE VOTING POWER

          SHARES                       0

       BENEFICIALLY   ----------------------------------------------------------
                          8      SHARED VOTING POWER
         OWNED BY
                                       See Item 5
           EACH
                      ----------------------------------------------------------
        REPORTING         9      SOLE DISPOSITIVE POWER

          PERSON                       0

           WITH       ----------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                       See Item 5

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            OO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                      Page 6 of 16 Pages
---------------------------------                         ----------------------

Item 1.   Security and Issuer.
          -------------------

          Common Stock, $0.01 par value
          PlayCore, Inc.
          Riverfront Centre, Suite 204
          15 West Milwaukee Street
          Janesville, Wisconsin  53545

Item 2.   Identity and Background.
          -----------------------

          This   Statement   is  filed  on   behalf   of   GreenGrass   Holdings
("GreenGrass"), GreenGrass Capital LLC ("GGC"), GreenGrass Capital II LLC ("GGCII") and GreenGrass Management LLC ("GGM").

          GreenGrass is a Delaware general partnership organized on January 4, 1996 for the purposes of purchasing, holding and selling securities of PlayCore, Inc. (the "Company") and has not carried on any other significant activities. GreenGrass' only assets are the Company securities currently owned by it; GreenGrass has no significant liabilities.

          Pursuant to its Amended and Restated Partnership Agreement, dated March 1997, partners owning a majority of the partnership interests of GreenGrass have the ability to direct and control the partnership. GGC currently owns a majority of partnership interests in GreenGrass and therefore is deemed to control GreenGrass. GGC is a Delaware limited liability company organized on December 27, 1995 to act as an investment vehicle for a number of institutional investors for an investment in GreenGrass. GGC's only assets are its partnership interests in GreenGrass; GGC has no significant liabilities.

          GGM is a Delaware limited liability company organized on December 27, 1995, to act as an investment vehicle for the members of the Company's senior management for an investment in GreenGrass. GGM's only assets are its partnership interests in GreenGrass; GGM has no significant liabilities.

          GGCII was organized on March 5, 1997 to act as an investment vehicle for the members of the Company's senior management for an investment in GreenGrass. GGCII's only assets are its partnership interests in GreenGrass; GGCII has no significant liabilities.

          The members of GGC include Glencoe Fund Partners and Equity-Linked Investors--II, a New York limited partnership ("ELI-II") and certain trusts established by the State of Michigan Retirement System (the "Michigan Trusts"). The members of GGCII include Glencoe Growth Closely-Held Business Fund, L.P. ("Glencoe Growth"), ELI-II, the Michigan Trusts and MassMutual and certain of its affiliates. The investment advisor of ELI-II is Desai Capital Management Incorporated ("DCMI").

          Pursuant to GGC's Operating Agreement, dated February 15, 1996, all actions taken by GGC are determined by GGC's Member Operating Board. The Member Operating Board is comprised of appointees chosen by each of Glencoe Investment Corporation, ELI-II

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                      Page 7 of 16 Pages
---------------------------------                         ----------------------


and the Michigan Trusts (each a "GGC Board Member"). The GGC Board Members are David S. Evans, appointed by Glencoe Investment Corporation, Timothy Kelleher, appointed by ELI-II, and Thomas Hufnagel, appointed by the Michigan Trusts.

          Mr. Evans is a director of the Company and the President and Chief Executive Officer of Glencoe Investment Corporation and a Principal and the Chief Executive Officer of Glencoe Capital, L.L.C., both of which are affiliates of Glencoe Fund Partners and Glencoe Growth. Mr. Kelleher is a director of the Company and a Senior Vice President of DCMI. Mr. Hufnagel has been a Senior Analyst at the Alternative Investments Division of Michigan Department of Treasury for over five years.

          Richard E. Ruegger is the sole manager and the controlling member of GGM. Mr. Ruegger is the Company's Chief Financial Officer and a member of GGM.

          Pursuant to GGCII's Operating Agreement, dated March 13, 1997, all actions taken by GGCII are determined by GGCII's Member Operating Board. The GGCII Board Members are David S. Evans, appointed by Glencoe Investment
Corporation, Timothy Kelleher, appointed by ELI-II, and Thomas Hufnagel, appointed by the Michigan Trusts (each a "GGCII Board Member").

          The address of the principal offices of GreenGrass, GGC and GGCII and the business address of Mr. Evans is 190 South LaSalle Street, Suite 2830, Chicago, Illinois. The telephone number of GreenGrass, GGC, GGCII and Mr. Evans at such location is (312) 795-6300.

          The address of the principal offices of GGM and the business address of Mr. Ruegger is PlayCore, Inc., Riverfront Centre, Suite 204, 15 West Milwaukee Street, Janesville, Wisconsin 53545. The telephone number of GGM and Mr. Ruegger at such location is (608) 741-7183.

          The  address  of  Mr.   Kelleher  is  c/o  Desai  Capital   Management
Incorporated, 540 Madison Avenue, 36th Floor, New York, New York 10022. The telephone number of Mr. Kelleher at such location is (212) 705-9108.

          The business address of Mr. Hufnagel is 2501 Coolidge Road, Suite 400, East Lansing, Michigan 48823. The telephone number of Mr. Hufnagel at such location is (517) 373-4330.

          (d)-(e)

          During the last five years, none of GreenGrass, GGC, GGM and GGCII and, to the best of their knowledge, none of Messrs. Evans, Kelleher, Hufnagel and Ruegger, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                      Page 8 of 16 Pages
---------------------------------                         ----------------------


order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds as Other Consideration
          -------------------------------------------------

          This item is not applicable to the transactions being reported in this Amendment No. 2 to Schedule 13D.

Item 4.   Purpose of Transaction
          ----------------------

          On April 21, 2000, PlayCore Holdings, L.L.C., a Delaware limited liability company ("Holdings"), PlayCore Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings ("Parent"), Jasdrew Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Acquisition Company"), and the Company, commenced an offer to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Shares" or "Common Stock"), at a price of $10.10 per Share, net to the seller in cash (such amount or any greater amount per Share paid in the Offer being referred to as the "Offer Price"), without interest thereon on the terms and subject to the conditions set forth in the Offer to Purchase dated April 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as each may be amended and supplemented from time to time, together constitute the "Offer"). Holdings, Parent, Acquisition Company and the Company are collectively referred to as the "Offerors" and Acquisition Company and the Company are collectively referred to as the "Purchasers."

          The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 13, 2000 (the "Merger Agreement"), by and among the Company, Parent and Acquisition Company.

          Concurrently with the execution of the Merger Agreement, Parent and Acquisition Company entered into a Stock Purchase Agreement (the "Stock
Agreement") with the Company and GreenGrass. Pursuant to the Stock Agreement, GreenGrass has agreed (i) not to tender its Shares in the Offer and (ii) to sell to Acquisition Company all outstanding securities of the Company owned by it (the "Purchased Securities") at a purchase price equal to the amount that GreenGrass would have received had it exercised or converted all of its derivative Purchased Securities to Shares and tendered all of its Shares in the Offer (or any higher price paid per Share in the Merger).

          Pursuant to the Stock Agreement, GreenGrass also granted to Acquisition Company an irrevocable proxy to vote, until the earlier of the Effective Time or the termination of the Merger Agreement, at any meeting of the stockholders, all Purchased Securities: (a) in favor of the Merger and the execution and delivery of the Merger Agreement and the Stock Agreement and the transactions contemplated thereby, (b) against any action, any failure to act or any agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stock Agreement and (c) against each of the following actions (other than the Merger

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                      Page 9 of 16 Pages
---------------------------------                         ----------------------


and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction such as a merger or a consolidation or other business combination involving the Company or any of its subsidiaries; (ii) declaration of any dividend or issuance of any equity securities (other than upon exercise or conversion of the Debentures, Warrants and Company Options (as such terms are defined in the Merger Agreement)); (iii) any sale, lease or transfer of material assets of the Company; (iv) any reorganization, dissolution or liquidation of the Company; (v) any change in the majority of the persons constituting the Board; (vi) any change in the present capitalization of the Company or amendment of the Company's certificate of incorporation or by-laws;
(vii) any other material change in the Company's corporate structure or business; or (viii) any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and transactions contemplated by the Merger Agreement and the Stock Agreement.

          GreenGrass has agreed that, except as contemplated by the Stock Agreement, it shall not (i) offer for sale, sell or otherwise transfer, tender, pledge, encumber, assign or otherwise dispose of or agree to dispose of any of its Purchased Securities, (ii) grant any proxies or powers of attorney, deposit into a voting trust or enter into a voting agreement with respect to any Purchased Securities, (iii) take any action that would make any representation or warranty of GreenGrass untrue or incorrect or prevent it from performing its obligations under the Stock Agreement, or (iv) acquire any Shares (other than upon conversion or exercise of the Purchased Securities).

          GreenGrass also makes representations and warranties to Parent and Acquisition Company in the Stock Agreement relating to: (i) ownership of and title to its Purchased Securities; (ii) voting and disposition power; (iii) legal capacity, power and authority; (iv) valid execution and delivery and enforceability of the Stock Agreement; (v) subject to certain exemptions and qualifications, the absence of any conflicts and the making or obtaining applicable filings, permits authorizations and consents; (vi) liens and encumbrances on its Purchased Securities; (vii) no solicitation of and response to third party acquisition proposals involving the Company; (viii) restrictions on transfer of the Purchased securities and granting of liens or security interest with respect to the Purchased Securities; (ix) waiver of rights of appraisal or rights to dissent from the Merger with respect to its Shares; and
(x) broker's and finder's fees.

          The covenants, agreements and proxy contained in the Stock Agreement will terminate upon the earlier of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement.

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                     Page 10 of 16 Pages
---------------------------------                         ----------------------


          The foregoing is only a summary of certain terms of the Offer, Merger Agreement, Stock Agreement and related documents. The summary is qualified in its entirety by reference to the Offer to Purchase, Merger Agreement, Stock Agreement and related documents. The Merger Agreement and Stock Agreement have been filed as exhibits to Form 8-K, dated April 14, 2000, of the Company and are incorporated herein by reference. The Offer to Purchase and related documents have been included as exhibits to Schedule TO, dated April 20, 2000, of Holdings, Parent, Acquisition Company and the Company. The Schedule TO and Form 8-K and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should also be obtainable (i) by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and (ii) by accessing the Commission's website on the Internet at http://www.sec.gov.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a)-(b) Information concerning the amount and percentage of Shares beneficially owned by the reporting persons is set forth below. The Shares reported as beneficially owned by GreenGrass are also deemed to be indirectly beneficially owned by GGC as the controlling general partner of GreenGrass.

                                                                                                          Percent of
                                         Sole Voting and                               Aggregate            Out-
                                           Dispositive        Shared Voting and        Beneficial          standing
         Reporting Person                    Powers           Dispositive Powers       Ownership            Shares
------------------------------------    ------------------    -------------------    ---------------     -------------
GreenGrass Holdings                             0                6,772,655(1)         6,772,655(1)         72.1%(1)

GreenGrass Capital LLC                          0                6,772,655(1)         6,772,655(1)         72.1%(1)

GreenGrass Management LLC                       0                    (2)                  (2)                 (2)

GreenGrass Capital II LLC                       0                    (2)                  (2)                 (2)

----------
(1)  Includes Debentures convertible into 1,376,750 Shares and a warrant to purchase 50,000 Shares.

(2) GGM is not deemed to own  beneficially  any Shares  other than  Shares it may be deemed to own as a member of a
"group" with GGC, GGCII and GreenGrass. GGCII is not deemed to own beneficially any Shares other than Shares it may be deemed to own as a member of a "group" with GGC, GGM and GreenGrass.

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                     Page 11 of 16 Pages
---------------------------------                         ----------------------


          The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of April 13, 2000, by the GGC Board Members, the GGCII Board members and the sole manager of GGM.

                                                      Shares
                                     -----------------------------------------
 Name                                      Number                   Percent
--------------------------------     ------------------    -------------------

David S. Evans(1)                                0                   0.0%
Timothy R. Kelleher(2)                           0                   0.0%
Richard E. Ruegger(3)                      141,448                   1.8%
Thomas Hufnagel(4)                               0                   0.0%

---------------

(1) As one of the three persons appointed to the Member Operating Board of GGC, Mr. Evans could be deemed to have shared control of the voting and investment making decisions of GreenGrass, which owns 5,345,056 Shares, Debentures convertible into 1,376,750 Shares and a warrant to purchase 50,000 Shares, representing a total of 6,772,655 Shares (72.1% of the outstanding). Of such securities, Mr. Evans would be entitled to receive from GreenGrass 7,078 Shares, Debentures convertible into 1,495 Shares, and a warrant to purchase 86 Shares under certain circumstances as a result of his ownership of a limited partnership interest in Glencoe Fund Partners and Glencoe Growth, and his ownership of stock in Glencoe Investment Corporation. This report shall not be deemed an admission that Mr. Evans is the beneficial owner of such Shares for purposes of Section 13(d).

(2) As one of the three persons appointed to the Member Operating Board of GGC, Mr. Kelleher could be deemed to have shared control of the voting and investment making decisions of GreenGrass, which owns 5,346,056 Shares, Debentures convertible into 1,376,750 Shares and a warrant to purchase 50,000 Shares, representing a total of 6,772,655 Shares (72.1% of the outstanding). This report shall not be deemed an admission that Mr.
     Kelleher is the beneficial owner of such Shares for purposes of Section 13(d).

(3) Consists of 141,448 Shares issuable upon the exercise of stock options which are currently exercisable. Excludes 49,035 Shares and Debentures convertible into 19,458 Shares which Mr. Ruegger may be deemed to beneficially own as sole manager and the controlling member of GGM, which indirectly beneficially owns such securities as a general partner of GreenGrass, including 32,673 Shares and Debentures convertible into 12,985 Shares held by GreenGrass which securities, as a member of GGM, Mr. Ruegger may be deemed to beneficially own because Mr. Ruegger would receive such securities under certain circumstances (including upon termination of his employment). Mr. Ruegger disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(4) As one of the three persons appointed to the Member Operating Board of GGC, Mr. Hufnagel could be deemed to have shared control of the voting and investment making decisions of GreenGrass, which owns 5,345,056 Shares, Debentures convertible into 1,376,750 Shares, and a warrant to purchase 50,000 shares of Common Stock, representing a total of 6,772,655 Shares (72.1% of the outstanding). This report shall not be deemed an admission that Mr. Hufnagel is the beneficial owner of such Shares for purposes of
     Section 13(d).

          (c)  Reference is made to Item 4 hereof.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          See Item 4.

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                     Page 12 of 16 Pages
---------------------------------                         ----------------------


          In addition, the Company and GreenGrass entered into a Letter Agreement, dated August 17, 1999, pursuant to which the Company is obligated to pay GreenGrass $748,800 as an investment advisory fee in cash upon consummation of the Offer and the Merger and reimburse it for its expenses and fees (including attorneys fees) incurred with respect to the Offer and Merger.

Item 7.   Material to be filed as Exhibits.
          --------------------------------

The exhibits listed in the accompanying  Exhibit Index are filed as part of this
Schedule 13D.

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                     Page 13 of 16 Pages
---------------------------------                         ----------------------


                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  April 26, 2000

                                       GREENGRASS HOLDINGS

                                       By:  GreenGrass Capital LLC
                                            General Partner


                                       By: /s/ David S. Evans
                                          ------------------------------------
                                          Name:  David S. Evans
                                          Title: Duly Authorized Signatory


                                       GREENGRASS CAPITAL LLC


                                       By: /s/ David S. Evans
                                          ------------------------------------
                                          Name:  David S. Evans
                                          Title: Duly Authorized Signatory


                                       GREENGRASS MANAGEMENT LLC


                                       By: /s/ Richard E. Ruegger
                                          ------------------------------------
                                          Name:  Richard E. Ruegger
                                          Title: Manager

                                       GREENGRASS CAPITAL II LLC


                                       By: /s/ David S. Evans
                                          ------------------------------------
                                          Name:  David S. Evans
                                          Title: Duly Authorized Signatory

---------------------------------                         ----------------------
     CUSIP No. 72811G102                                     Page 14 of 16 Pages
---------------------------------                         ----------------------


                               GreenGrass Holdings

                                  Exhibit Index



   Exhibit                        Description
   -------                        -----------

      1        Agreement of Joint Filing dated April 24, 2000

      2 Stock Purchase Agreement dated April 13, 2000 by and among PlayCore Holdings, Inc., Jasdrew Acquisition Corp. and GreenGrass Holdings (incorporated by reference to Exhibit 4.1 to Form 8-K dated April 13, 2000 of PlayCore, Inc.)

      3 Merger Agreement dated as of April 13, 2000 by and among PlayCore, Inc., PlayCore Holdings, Inc. and Jasdrew Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Form 8-K dated April 13, 2000 of PlayCore, Inc.)

      4        Letter Agreement,  dated August 17, 1999 between  PlayCore,  Inc.
               and  GreenGrass  Holdings  (incorporated  by reference to Exhibit
               (d)(xiii) to Schedule TO dated April 20, 2000 of PlayCore Holdings, LLC, PlayCore Holdings, Inc., Jasdrew Acquisition Corp. and PlayCore, Inc.)